Memorandum
TO:	State Street/Ramius Managed Futures Strategy Fund (“Fund”)
FROM:	Michael Glazer, Thomas Harman and Monica Lea Parry
DATE:	24 February 2015
SUBJECT:	Registration of CTAs under the Investment Advisers Act

Introduction
We understand that in oral comments on the Fund’s recently filed preliminary proxy statement on January 20 and February 2, 2015, staff of the Securities and Exchange Commission (“SEC”) questioned whether a commodity trading advisor (“CTA”) that advises a wholly-owned subsidiary of an investment company which is registered under the Investment Company Act of 1940, as amended (“1940 Act”) must be registered as an investment adviser under the Investment Advisers Act of 1940, as amended (“Advisers Act”), even if the CTA is providing advice to the subsidiary only with respect to investments in commodities.
At your request, we have reviewed the staff’s question. We have concluded that such a CTA does not meet the definition of an “investment adviser” under the Advisers Act, and it is not required to register under the Advisers Act in order to provide advice about commodities to the subsidiary. We note, however, that the CTA meets the definition of an “investment adviser” under the 1940 Act, and accordingly its advisory agreement with the subsidiary is subject to the requirements of section 15 of the 1940 Act applicable to such agreements.
Background
The Fund pursues its managed futures strategy primarily by investing up to 25% of its total assets in a wholly-owned and controlled subsidiary (“Subsidiary”) formed under the laws of the Cayman Islands. The Subsidiary invests the majority of its assets in various limited liability companies or other business entities (each a “Trading Entity”), each of which is wholly-owned by the Subsidiary. The commodity trading activity of each Trading Entity is managed on a discretionary basis by a different CTA pursuant to the CTA’s commodity-related investment program.1 Each CTA is registered as a commodity pool operator with the U.S. Commodity Futures Trading Commission (“CFTC”).

The Fund has been in operation with the same basic structure since 2011. We understand that the assets of each Trading Entity are limited to commodities and cash. Accordingly, no CTA provides advice with respect to investments by a Trading Entity in “securities,” as that term is defined in the Advisers Act; rather, each CTA’s advisory activities are limited to investments in commodities. Ramius Trading Strategies LLC, the Fund’s investment adviser, is registered as an investment adviser under the Advisers Act and as a commodity pool operator with the CFTC. SSgA Funds Management, Inc., the Fund’s sub-advisor, invests Fund assets that are not allocated to the subsidiary in investment grade and other fixed income securities, and is registered as an investment adviser under the Advisers Act.

[1]
According to the Fund’s prospectus, each CTA invests the assets of the Trading Entity it manages in global currency futures, fixed income futures, commodity futures and equity futures, and the CTAs also may invest the subsidiary’s assets in derivative instruments, including swaps, commodity-linked notes and other investments intended to serve as margin or collateral for swap positions

Morgan, Lewis & Bockius LLP

The Fund’s preliminary proxy statement currently being reviewed by the SEC staff seeks approval of the shareholders of the Fund, in accordance with the requirements of the 1940 Act, to the engagement of two new CTA’s to manage newly-organized Trading Entities that will operate in the same manner as described above. The proxy statement indicates that one of the CTAs is not registered under the Advisers Act.2

Analysis
The CTAs are not Investment Advisers under the Advisers Act
Section 202(a)(11) of the Advisers Act defines an investment adviser as “ any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities;....”
Section 202(a)(18) of the Advisers Act defines ‘‘security’’ as any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a ‘‘security’’, or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guaranty of, or warrant or right to subscribe to or purchase any of the foregoing.
Accordingly, a person who does not, for compensation, engage in the business of advising others about the value of securities or advisability of investing in securities, and who does not issue reports or analyses about securities, does not meet this definition of “investment adviser.” Based on the information you have provided to us about the activities of the CTAs, none of them meet the definition of investment adviser under the Advisers Act.

[2]	In addition, one of the current CTAs is registered as a commodity pool operator but is not registered under the Advisers Act.

Morgan, Lewis & Bockius LLP

The CTAs May Advise the Trading Entities without Registration as Investment Advisers
We understand that in its oral comments regarding the Fund’s preliminary proxy statement, SEC staff cited Section 203A(a)(1)(B) of the Advisers Act as the basis for their view that the CTAs should be registered as investment advisers in order to provide advice to the Fund through their advice to the Trading Entities. The most recent comment as summarized to us by the Secretary of the Fund was that “Section 203A(a)(1)(B) of the Investment Advisers Act of 1940 requires that an adviser to an investment company be registered under Title I of the Act. On page 10 of the Proxy Statement, it is disclosed that [a CTA] is not registered as an investment adviser with the SEC. The Staff views commodity trading advisers to be investment advisers and therefore [the CTA] is required to be registered as an investment adviser with the SEC to act as a Trading Advisor to the Fund.”
Section 203(a) of the Advisers Act provides that no investment adviser shall use any means of interstate commerce in connection with its business as an investment adviser, unless registered or excluded from registration by Section 203 or Section 203A. As discussed above, as the CTAs are not “investment advisers” as defined in the Advisers Act, they are not subject to the prohibition of Section 203(a).
Section 203A(a)(1) of the Advisers Act states that “No investment adviser that is regulated or required to be regulated as an investment adviser in the State in which it maintains its principal office and place of business shall register under section 203, unless the investment adviser— (A) has assets under management of not less than $25,000,000, or such higher amount as the Commission may, by rule, deem appropriate in accordance with the purposes of this title; or (B) is an adviser to an investment company registered under title I of this Act.” [Emphasis added.]
	Only a person who is an “investment adviser” is permitted under Advisers Act to register with the SEC. The suggested reading of the statute -- that an “adviser” to a registered investment company must itself be registered -- ignores the preceding two references to “investment adviser” (emphasized above) that modify and condition subparagraph (B). The purpose of item (B) is to provide that an entity that is otherwise classified as an investment adviser and that advises registered investment companies must register under the Advisers Act rather than state law, even if it manages a small amount of securities, and not to create a separate adviser registration requirement. Accordingly, we believe the staff’s suggestion is an incorrect reading of the statute.
	Further, we believe that the staff’s statement that “commodity trading advisers [are] investment advisers” is contrary to the plain meaning of Section 202(a)(11), and we are not aware of any SEC precedents that support this view. As the CTAs do not meet the definition of investment adviser under Section 202(a)(11) of the Advisers Act, they would not be required to register with the SEC under Section 203(a) and Section 203A does not come into play.
Morgan, Lewis & Bockius LLP

The CTAs are Investment Advisers for Purposes of the 1940 Act
Section 2(a)(20) of the 1940 Act defines investment adviser of an investment company to mean, among other things, “(A) any person … who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities or other property….” (emphasis added). Under this definition, the CTAs are clearly investment advisers for purposes of the 1940 Act. Accordingly, the provisions of Section 15 of the 1940 Act regulate the terms of the investment advisory agreements between the CTAs and the Trading Entities, which are wholly-owned subsidiaries of the Fund. The Funds have committed to treating such agreements in the manner required by Section 15. The preliminary proxy statement which the SEC staff is currently reviewing is filed in response to Section 15(a) of the 1940 Act, which requires the Fund’s shareholders to approve new advisory agreements for the Fund.
Requiring Registration of the CTAs as Investment Advisers Would Serve No Regulatory Purpose
Requiring the CTAs to register as investment advisers under the Advisers Act would not further the SEC’s goals of investor protection, capital formation, and the maintenance of fair, orderly, and efficient markets, all of which the SEC seeks to accomplish within the framework of the federal securities laws. The CTAs do not trade in securities and therefore the federal securities laws are not triggered when they trade in commodity and other futures. Further, the SEC examination staff would not have any books and records related to CTA securities transactions to review, and the staff is not trained to review the books, records, and activities of commodity trading advisors. The CTAs already have a regulator, the CFTC, which is charged with investor protection, the avoidance of systemic risk, and the maintenance of open, transparent, competitive, and financially sound markets, within the framework of the commodities laws.
We believe the absence of a regulatory purpose for registering the CTAs as investment advisers under the Advisers Act has been specifically recognized in various ways in the past. For example:
	Section 203(a)(6)(A) of the Advisers Act provides an exclusion from registration under the Advisers Act for “any investment adviser that is registered with the Commodity Futures Trading Commission” as a commodity trading advisor and whose business does not consist primarily of acting as an investment adviser and who does not act as an investment adviser to a registered investment company or a company that has elected to be regulated as a business development company (emphasis added). This Section of the Advisers Act in effect recognizes that even registration of a true investment adviser (i.e., an adviser providing advice with respect to securities) would serve no regulatory purpose if the adviser’s primary activity is to provide commodity trading advice.[3]

[3]
This exclusion is not applicable if the adviser acts as an investment adviser to a registered investment company. However, the Section does not imply that any commodity adviser to a registered investment company must be registered as an adviser under the Advisers Act. As in the case of Section 203A(a)(1)(B) discussed above, the exclusion applies only to an entity that is an investment adviser as defined in Section 202(a)(11) of the Advisers Act.

Morgan, Lewis & Bockius LLP

	The staff has permitted numerous registered investment companies to invest up to 25% of their total assets in commodities through subsidiaries that are advised by commodity trading advisors who are not registered under the Advisers Act. See, e.g., MutualHedge. Futures Strategy Fund and Altegris Managed Futures Strategy Fund (both SEC File Nos. 811-21720).
In short, there is no regulatory “gap” to be fixed here. Each of the CTAs and the Fund’s investment adviser are registered with and overseen by its functional regulator. In addition, the shareholders of the Fund will receive the protections of Section 15 of the 1940 Act, as evidenced by the Fund’s proxy statement that is currently being reviewed by the SEC staff. No regulatory purpose would be served by forcing the CTAs to register as investment advisers, particularly as the SEC has no legal jurisdiction generally to oversee CTAs and no practical experience with such oversight. Indeed, an attempt to assert such jurisdiction could be interpreted as the type of regulatory overreach that the Dodd Frank act sought to avoid.
We would be pleased to discuss this memorandum further with you or the SEC staff at any time.
Morgan, Lewis & Bockius LLP
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